Record Date for Interim Dividend

KT Corporation (NYSE symbol: KTC) will close its shareholder registry from July 1, 2005 to July 10, 2005. Shareholders who are registered on KT Corporation’s shareholder registry as of June 30, 2005 will be entitled to receive interim dividends for the 2005 fiscal year and exercise voting right at the extraordinary general meeting of shareholders to be held in the second half of 2005.